Mail Stop 3561

November 23, 2005

William A. Sanger
Chief Executive Officer
Emergency Medical Services Corporation
6200 S. Syracuse Way
Greenwood Village, CO 80111

> **Re:** **Emergency Medical Services Corporation**
> **Emergency Medical Services L.P.**
> **Amendment No. 3 to Form S-1**
> **Filed November 14, 2005**
> **File No. 333-127115**

Dear Mr. Sanger:

We have reviewed your amended registration statement and your response letters and correspondence filed November 14, 15 and 16, 2005, and we have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment No. 3 to Form S-1

General

1.   In your next amendment, please file the Amended and Restated Agreement of Limited Partnership of Emergency Medical Services L.P., your certificate of incorporation and bylaws and the other exhibits you have not yet filed. We must review these documents before the registration statement is declared effective, and we may have additional comments.

2.   We note that Article 13 of the draft Amended and Restated Agreement of Limited Partnership of Emergency Medical Services L.P., which you submitted on November 15, 2005, provides that the holders of the LP exchangeable units, who apparently will be Onex entities, may propose and vote to approve amendments to the limited partnership agreement of Emergency Medical Services L.P., subject to approval of the general partner, Emergency Medical Services Corporation, who Onex entities will apparently control. We also note the amendment and consent rights of LP exchangeable unit holders in Article 7 of Exhibit I to the draft agreement, as well as the revisions you proposed in your November 16, 2005, letter.

Please provide us your analysis in your response letter how these provisions are consistent with the disclosure in the chart on page 27 that the Onex entities will have "0% voting power" in the limited partnership. Also provide your analysis how these provisions are consistent with your representations in support of presenting consolidated financial statements, including those in Exhibit A to your September 14, 2005, response letter, that:

- "the LP exchangeable unit represents no economic or general voting rights at the level of EMS LP; all such rights are held by EMSC;"
- "Although the LP exchangeable units represent equity interests issued by EMS LP, the subsidiary company, the holders have no economic or corporate governance rights at the EMS LP level. Rather, all such rights are held solely at the EMSC (parent) level;" and
- your representations in Exhibit A to your September 14, 2005, letter to the effect that the LP exchangeable units have equivalent distribution rights to those of Class B common stock of Emergency Medical Services Corporation.

If the limited partnership agreement following the initial public offering will include such provisions, we may need to reevaluate your proposal to present consolidated financial statements as well as the overall format and content of your disclosure.

Summary, page 1

3.   Please revise to begin your prospectus summary by disclosing that you are issuing class A common stock in the initial public offering of Emergency Medical Services Corporation, and that after completion of this offering:

- Emergency Medical Services Corporation will have no material assets other than direct ownership of approximately 22.1% of the equity interest in Emergency Medical Services, L.P., the Delaware limited partnership that holds your business, and the remaining 77.8% of the equity interests in Emergency Medical Services, L.P., will be held by Onex and its affiliates, who will control 97.7% of your voting power.

- The only source of revenues to Emergency Medical Services Corporation will be distributions under the limited partnership agreement of Emergency Medical Services L.P.

4.   We note your revisions in response to comment 8 in our November 1, 2005, comment letter and comment 6 in our September 29, 2005, comment letter. Further revise to disclose the expiration <u>date</u> of the initial term of your obligation to pay the annual management fee under the agreement. Also disclose briefly and clearly in your summary disclosure of the agreement that the annual fee may be increased to a maximum of $2 million and include a reference to the more detailed description of the agreement on page 126. Also state clearly whether or not there are any other arrangements by which Onex affiliates will receive payments or compensation other than on an equivalent basis to class A stockholders. Clearly highlight any such arrangements under Certain Relationships and Related Party Transactions on page 124.

Risk Factors Related to our Capital Structure, page 9

The interests of our controlling stockholders may conflict with your interests, page 9

5.   Based on the draft amended limited partnership agreement you submitted on November 15, 2005, you should revise this section to provide more specific detail, from the perspective of class A stockholders, regarding potential conflicts of interest including, for example, those involving Onex affiliates. Describe concisely the potential and actual conflicts of interest that are present and identify clearly the transactions and relationships that give rise to the conflicts. The disclosure as currently drafted does not adequately and specifically disclose, as just a few examples, the following:

- the ability of Onex affiliates to remove any director or the entire board of directors, with or without cause, according to your disclosure on page 121;
- the potential ability of Onex affiliates to influence the distribution policy of Emergency Medical Services L.P.;
- the potential ability of Onex affiliates to increase the payments they will receive under the management agreement;
- the potential ability of Onex affiliates to cause amendments to the limited partnership agreement.

In your expanded description, address the benefits and detriments that may be realized by the class A stockholders, the holders of partnership interests, the general partner and its affiliates, and any other parties that are subject to a conflict. Also clearly describe the procedures that will be used to minimize the potential conflicts. As appropriate, separate this revised discussion under more than one caption, at the beginning of your risk factors disclosure, in order to give each distinct risk adequate emphasis.

6.   Similarly revise the disclosure from pages 116-123 to state more clearly which of the shareholder and corporate actions the Onex affiliates will be able to control as a result of their ownership of LP exchangeable units, Class B special voting stock, Class B common stock and Class A common stock.

Formation of Holding Company, page 26

7.   We note your response to prior comment 9 and the ownership diagrams you have added at page 27 of the "IPO prospectus" and at page 6 of the "Exchange prospectus." Please revise the diagrams to make them more understandable as follows:

- Clarify the relationships between the parties and entities in the ownership diagrams for the structure before and after the offering by reflecting the lines of ownership from the various security holders to the entities in which they have ownership interests;
- Revise to use a different shape to distinguish clearly security holders who are not business organizations from the legal entities in the ownership structure. For example, consider using an oval to represent the group including the public shareholders.
- Revise the diagram of the post-offering ownership structure to present only one box or other shape for the Onex entities, to clarify that the same entities own the interests in the limited partnership and the corporation.
- Revise the images you have filed on EDGAR to use a larger, clearer, typeface so that they are legible.

8.   Also include a brief and clear explanation immediately under the post-offering diagram disclosing the number of votes per share for each of the classes of stock and briefly describing the conversion features of the LP exchangeable units, the class B special voting stock and the class B common stock. Similarly revise to more clearly disclose these voting and conversion rights under The Offering on page 5 and in the overview to the Description of Capital Stock on page 116. Each of these sections should be clear from its context without the need to refer to other portions of the prospectus.

9.   We note that the Onex entities will contribute the capital stock of the sole general partner of Emergency Medical Services L.P. in exchange for shares of Class B common stock of Emergency Medical Services Corp.; however, the shares of Class B common stock to be held by the Onex entities do not appear to be reflected in the post-offering ownership diagram on page 27. Please advise.

10.   Please disclose that Emergency Medical Services Corp. will purchase limited partnership units in Emergency Medical Services L.P. with the proceeds of the offering. Disclose how the partnership was valued for determining the amount of limited partnership interests that Emergency Medical Services Corp. will purchase for $100 million. Provide a cross-reference under "Use of Proceeds" to the disclosure of how the number of limited partnership to be purchased from the offering proceeds was determined.

Limited Partnership Agreement of Emergency Medical Services L.P.

11.   Please revise to include a separate section, identified in the table of contents, describing the key terms of the limited partnership agreement of Emergency Medical Services L.P. In this regard, we note that the limited partnership will hold all of your operating assets, the distributions under the limited partnership agreement will be the only source of revenue to the corporation whose Class A common stock will be sold in the initial public offering, and your controlling security holders will directly own 78% of the equity interests in the limited partnership and will control the general partner.

This description should identify and discuss the voting and other material rights of the partnership interest holders under the partnership agreement, including a discussion of the right to call meetings, vote upon extraordinary transactions such as mergers and consolidations, receive appraisal or dissenter's rights, remove and replace the general partner, compel dissolution or liquidation or amend the partnership agreement.

Also specifically describe the voting rights of partnership interest holders, including a description of the rights of partnership interest holders to vote on any matter, the vote necessary to approve any proposal and the rights of partnership interest holders to submit a proposal to a vote.

Additionally explain any limitations or conditions (including those under state law) that the general partner or holders of LP exchangeable units may place on the exercise of these rights. If partnership interest holders are not afforded the foregoing rights or if the partnership agreement restricts the rights that partnership interest holders otherwise would enjoy under state law, disclose that information. In addition, characterize the extent of discretion retained by the general partner, as well as the holders of LP exchangeable units, with regard to the operations of the partnership.

Also explain the material effects of the key terms of the limited partnership agreement on holders of class A common stock.

12.   Revise to describe clearly the rights of partnership interest holders to receive distributions and allocations under the partnership agreement. Clearly explain any tax or other adjustments to distributions. Also explain any differences in the rights of different types of partnership interests to distributions or allocations. In this regard, we note your disclosure under "LP Exchangeable Units …" on page 118 and the draft limited partnership agreement you submitted as correspondence on November 15, 2005.

13.   Revise to explain, from the perspective of class A common stock holders, the fiduciary duties owed by Emergency Medical Services Corporation, as general partner, to the partnership interest holders, including Onex affiliates. Also, where the partnership agreement modifies the state-law fiduciary duty standards that would be owed under the Delaware General Corporation Law to class A common stock holders with respect to your operating assets and businesses, compare the state-law fiduciary duty standards with the standards as modified by the partnership agreement. Additionally address the reasons for modifying the duties and the specific benefits and detriments to each of the class A common stock holders, the general partner and the partnership interest holders from each modification. Consider tabular presentation of this information to facilitate investor understanding. Also briefly revise similarly your disclosure on page 9 under "The interests of our controlling stockholders may conflict with your interests."

Principal and Selling Stockholders, page 113

14.   We note your response to prior comment 14. Please explain in your response letter why the percentage of voting power for each of Onex Partners LP and Onex Partners LLC will apparently increase after the offering if the over-allotment option is exercised in full, as shown on page 115, compared to the voting power disclosed in the table on page 113.

Certain Relationships and Related Party Transactions, page 124

Management Agreement, page 126

15.   Please revise the caption so that it more clearly reflects the nature and significance of the agreement. For example, consider describing this as a Management Fee Agreement with Onex Partners Manager LP. Also revise the description to describe more clearly and precisely what "corporate finance, strategic corporate planning and other management services," Onex affiliates will provide in exchange for these fees.

Emergency Medical Services Corporation Financial Statement, page F-71

Notes to the Financial Statements, page F-73

Note 2: Pending Transactions, page F-73

16.   Please describe in more detail the structure of the proposed reorganization pursuant to which EMS L.P. will become a consolidated subsidiary of EMSC, including a description of the accounting policy with respect to the LP exchangeable units, and the reason consolidation is appropriate.

*   *   *   *   *

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Patrick Kuhn, Staff Accountant, at (202) 551-3308 or Michael Fay, Accounting Branch Chief, at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

Michael Fay
Accounting Branch Chief